06013231

Emergis

April 28, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

Dear Sir or Madam:

BCE

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis licenses eInvoicing technology to Kansas-based utility", dated March 29, 2006; and
- News Release entitled "Emergis reports financial results for the first quarter of 2006".

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1

Emergis

>>> News release

Emergis licenses eInvoicing technology to Kansas-based utility

Montréal, March 29, 2006 – Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that its U.S.-based subsidiary Emergis Technologies, Inc. has entered into an agreement to license its electronic invoicing and payment technology patent to Midwest Energy, Inc. of Hays, Kansas.

"This license agreement is another step forward in our on-going efforts to realize the full value of our patent for electronic invoice presentment and payment technology," said Marc Filion, Executive Vice-President at Emergis. "We are taking all necessary steps to ensure our patent rights are respected."

Emergis Technologies was granted a U.S. patent in March 2000 for a process for the electronic receipt and payment of invoices. Emergis no longer offers an electronic invoicing and payment service, but it has retained ownership of the patent.

Midwest Energy is an electric and natural gas utility serving nearly 90,000 customers in 42 central and western Kansas counties.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and more than one third of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at March 29, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection

in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT MARCH 29, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Emergis

>>> Communiqué de presse

Emergis octroie une licence technologique de facturation en ligne à une firme de services publics du Kansas

Montréal, le 29 mars 2006 — Emergis inc. (TSX : EME), entreprise canadienne des affaires électroniques, a annoncé aujourd'hui que sa filiale américaine Emergis Technologies, Inc. avait conclu une entente de licence pour l'utilisation de son brevet technologique de facturation et de paiement en ligne à Midwest Energy, Inc. de Hays au Kansas.

« Avec cette entente de licence nous faisons un nouveau pas en avant dans nos efforts pour réaliser la pleine valeur de notre brevet de technologie de présentation et de paiement en ligne des factures, dit Marc Filion, vice-président exécutif chez Emergis. Nous sommes pleinement résolus à exercer nos droits dans ce secteur. »

Emergis Technologies a obtenu un brevet américain en mars 2000 pour un processus permettant la réception et le paiement électroniques des factures. Bien qu'Emergis n'offre plus ce service de facturation et de paiement en ligne, elle conserve néanmoins la propriété du brevet.

Midwest Energy est un service d'électricité et de gaz naturel servant près de 90 000 clients de 42 comtés du centre et de l'ouest du Kansas.

À propos d'Emergis
Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à plus du tiers de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans notre rapport annuel, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communiqués sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives à nos objectifs et aux stratégies adoptées pour atteindre ces objectifs, de même que

des informations relatives à nos opinions, nos plans, nos attentes, nos prévisions, nos estimations et nos intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent nos attentes au 29 mars 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption de nos solutions par nos clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe du processus de conclusion et le rythme d'obtention de contrats du gouvernement, les capacités élaborées à l'interne par nos propres clients leur permettant d'offrir les services que nous offrons pour leur compte, notre aptitude à nous adapter à l'évolution rapide de notre industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de nos résultats d'exploitation, notre capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de nos alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, notre aptitude à attirer ou à retenir des employés clés, notre capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur nos informations prospectives pour arrêter des décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, nous n'avons pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, nous avons supposé le renouvellement de certains contrats conclus avec des clients. Chaque année, Emergis doit renouveler d'importants contrats conclus avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, nous avons supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur notre capacité d'effectuer des prévisions. Nous avons présumé un certain rythme de concrétisation de ces occasions que nous estimons raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de nos produits d'exploitation et de notre bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. Nous avons présumé un certain degré de progression qui pourrait ne pas être atteint. Nous avons également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, chacun de ces facteurs peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à notre notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des commissions des valeurs mobilières du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 29 MARS 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell 450 928-6856

82-5206

Emergis

>>> News release

Emergis reports financial results for the first quarter of 2006

- Total revenue at $40.3 M, up 5% from Q1 05, Health revenue up 16%
- EBITDA at $7.7 M before one-time items, up 35% from Q1 05
- Finance EBITDA margin at 21%
- EPS from continuing operations at $0.04

Montréal, April 28, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended March 31, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with the strong financial performance of the company this quarter," said François Côté, President and Chief Executive Officer of Emergis. "Our Health operations continued to grow, with revenue up 16% from last year. Health EBITDA reflects this, and higher development costs as we invest in new platforms to generate future revenue streams. Our Finance operations are also making great progress, with revenue increasing from the fourth quarter of 2005 and continued improvement in EBITDA."

Net income from continuing operations for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(3.9) million or $(0.04) per share in the first quarter of 2005. The increase was mainly due to the absence of a foreign exchange loss present in 2005 and to the improved operating performance of the Company. The corresponding figure for the fourth quarter of 2005 was $4.8 million or $0.05 per share, which included the beneficial impact of a $2.2 million or $0.02 per share reversal of tax provisions related to non-core operations. A similar reversal, in the amount of $0.2 million or $0.00 per share, was reported in the current quarter. Excluding the provision reversals, net income from continuing operations in the first quarter of 2006 increased to $3.5 million or $0.04 per share compared to $2.6 million or $0.03 per share in the fourth quarter of 2005.

Reported net income for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(5.7) million or $(0.06) per share in the first quarter of 2005 and to net income of $6.9 million or $0.07 per share in the fourth quarter of 2005. There was no contribution to reported net income from discontinued operations in the current quarter.

Revenue summary for the quarter

Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:

	Q1 2006	Q4 2005	Q1 2005
Health	24.9	24.7	21.4
Finance	15.4	15.0	17.1
Total revenue	**40.3**	**39.7**	**38.5**

- Revenue for the quarter was $40.3 million compared to $38.5 million in the first quarter of 2005 and compared to $39.7 million in the fourth quarter of 2005. In the year-over-year comparison, growth in Health operations was partly offset by lower Finance revenue. Both segments contributed to the increase in the sequential quarterly comparison.
- Health revenue increased 16% on a year-over-year basis due to acquisitions in the claims transport and pharmacy management systems areas and to organic growth mainly in claims adjudication activities. These increases were partly offset by the non-renewal of a claims transport contract.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to a higher contribution from professional services and organic growth in claims adjudication, partly offset by the non-renewal of the claims transport contract mentioned above.
- Compared to the first quarter of 2005, Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing activities. The decrease was partly offset by higher revenue from professional services in the cash management area.
- Finance revenue increased from the fourth quarter of 2005 mainly due to higher revenue associated with a transition services contract with epost for the operation of its webdoxs bill presentment service, and to higher professional services revenue in the cash management area. The increases were mitigated by lower revenue from transition services and patent licensing, both related to our eInvoicing solution, and from seasonally lower activity in the lien registration area. The transition services contract with epost ended in the current quarter. No significant revenue from this contract is expected in the future.

EBITDA[1] summary for the quarter

Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:

	Q1 2006	Q4 2005	Q1 2005
Health	4.3	4.6	4.4
Finance	3.2	1.7	1.3
Core	7.5	6.3	5.7
Non-core	0.2	2.2	0.0
EBITDA before:	7.7	**8.5**	5.7
Contract settlements in Finance	-	-	1.2
Restructuring and other	-	-	-
Total EBITDA	**7.7**	**8.5**	**6.9**

- EBITDA was $7.7 million (19% of revenue), up from $5.7 million (15%) before one-time items generated in the first quarter of 2005, reflecting mainly a higher contribution from Finance operations. Compared to the fourth quarter of 2005, EBITDA decreased from $8.5 million due to the absence of a significant tax provision reversal related to non-core activities present in the fourth quarter 2005, partly offset by a substantially higher contribution from Finance.
- Health EBITDA was $4.3 million (17% of Health revenue) compared to $4.4 million (21%) in the first quarter of 2005 and $4.6 million (19%) in the fourth quarter of 2005. Both variances were mainly due to increased development expenses related to medical and dental claims adjudication and drug information system activities, and an increase in the proportion of general, administrative, and other overhead expenses allocated to the Health segment relative to the Finance segment. These expense increases were nearly offset by the higher contribution generated as a result of organic revenue growth in claims adjudication.
- Finance contributed $3.2 million to EBITDA in the quarter (21% of Finance revenue) compared to $1.3 million (8%) in the first quarter of 2005 and to $1.7 million (11%) in the fourth quarter of 2005. The year-over-year increase reflects the Company's cost containment efforts, the contribution generated from incremental professional services revenue, and a decrease in the proportion of general, administrative, and other overhead expenses allocated to the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of the Company's eInvoicing solution.

---

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statements of earnings.

- In the sequential quarterly comparison for Finance EBITDA, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, together with higher contributions from webdoxs transition services and from professional fees related to cash management activities were responsible for the significant increase in Finance EBITDA in the quarter.
- Non-core operations ceased as of June 30, 2004. However, in both the first quarter of 2006 and the fourth quarter of 2005, the Company reversed tax provisions that were related to non-core activities.

Financial position at March 31

Cash on hand at quarter-end, including temporary investments, was $128.0 million compared to $136.9 million at December 31, 2005, reflecting disbursements relating to a reduction in accounts payable and accrued liabilities, partly offset by positive cash flow from operations before working capital.

Operating highlights

Renewal of ClaimSecure and Green Shield contracts

The Company renewed its network contracts with ClaimSecure Inc. and Green Shield Canada for pharmacy and dental claims for three years. ClaimSecure and Green Shield use Emergis' extensive network to electronically transport claims from pharmacists and dentists to their respective adjudication systems.

National Bank offers Emergis' Can-Act tax filing and payment service

Emergis' wholly owned subsidiary Can-Act Payment Services Inc., in a five-year agreement with National Bank of Canada, now offers the bank's business clients the ability to electronically and securely file and pay taxes to government departments and agencies in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. These transaction types have been added to transactions with federal and Québec departments and agencies that National Bank already offered its clients.

eInvoicing license

The Company entered into two new agreements to license its eInvoicing technology patent, to Nuvox Communications and Midwest Energy, Inc., both based in the U.S.

webdoxs transition services contract ended

Emergis' activities related to the operation of the webdoxs consumer bill presentment solution were transitioned to epost in March 2006. No significant revenue from this activity is expected in the future. Emergis sold its webdoxs operations to epost in July 2004.

Corporate highlights

Normal course issuer bid

During the quarter, the Company repurchased 64,500 shares at $4.90 per share for an aggregate cost of $0.3 million, including expenses, under a normal course issuer bid initiated on March 2, 2006. Total common shares outstanding at March 31, 2006 were 93.3 million.

Second payment received for option arrangement

Emergis' former U.S. Health subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when it was sold, the sale agreement included a price adjustment that allowed Emergis to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party. In this arrangement, Emergis received a cash payment of US$9.0 million in the second quarter of 2005 and a further payment of US$6.3 million in April 2006. The recent payment will be accounted for as a gain on sale and will be included in income from discontinued operations in the Company's financial results for the second quarter 2006.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the first quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The first quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/apr28.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174477#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/apr28.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of April 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally

the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate strategic acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced on-going payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF APRIL 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Emergis

»›› News release

Emergis reports financial results for the first quarter of 2006

- Total revenue at $40.3 M, up 5% from Q1 05, Health revenue up 16%
- EBITDA at $7.7 M before one-time items, up 35% from Q1 05
- Finance EBITDA margin at 21%
- EPS from continuing operations at $0.04

Montréal, April 28, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended March 31, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"We are very pleased with the strong financial performance of the company this quarter," said François Côté, President and Chief Executive Officer of Emergis. "Our Health operations continued to grow, with revenue up 16% from last year. Health EBITDA reflects this, and higher development costs as we invest in new platforms to generate future revenue streams. Our Finance operations are also making great progress, with revenue increasing from the fourth quarter of 2005 and continued improvement in EBITDA."

Net income from continuing operations for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(3.9) million or $(0.04) per share in the first quarter of 2005. The increase was mainly due to the absence of a foreign exchange loss present in 2005 and to the improved operating performance of the Company. The corresponding figure for the fourth quarter of 2005 was $4.8 million or $0.05 per share, which included the beneficial impact of a $2.2 million or $0.02 per share reversal of tax provisions related to non-core operations. A similar reversal, in the amount of $0.2 million or $0.00 per share, was reported in the current quarter. Excluding the provision reversals, net income from continuing operations in the first quarter of 2006 increased to $3.5 million or $0.04 per share compared to $2.6 million or $0.03 per share in the fourth quarter of 2005.

Reported net income for the quarter was $3.7 million or $0.04 per share compared to a net loss of $(5.7) million or $(0.06) per share in the first quarter of 2005 and to net income of $6.9 million or $0.07 per share in the fourth quarter of 2005. There was no contribution to reported net income from discontinued operations in the current quarter.

Revenue summary for the quarter

Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:

	Q1 2006	Q4 2005	Q1 2005
Health	24.9	24.7	21.4
Finance	15.4	15.0	17.1
Total revenue	**40.3**	**39.7**	**38.5**

- Revenue for the quarter was $40.3 million compared to $38.5 million in the first quarter of 2005 and compared to $39.7 million in the fourth quarter of 2005. In the year-over-year comparison, growth in Health operations was partly offset by lower Finance revenue. Both segments contributed to the increase in the sequential quarterly comparison.
- Health revenue increased 16% on a year-over-year basis due to acquisitions in the claims transport and pharmacy management systems areas and to organic growth mainly in claims adjudication activities. These increases were partly offset by the non-renewal of a claims transport contract.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to a higher contribution from professional services and organic growth in claims adjudication, partly offset by the non-renewal of the claims transport contract mentioned above.
- Compared to the first quarter of 2005, Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing activities. The decrease was partly offset by higher revenue from professional services in the cash management area.
- Finance revenue increased from the fourth quarter of 2005 mainly due to higher revenue associated with a transition services contract with epost for the operation of its webdoxs bill presentment service, and to higher professional services revenue in the cash management area. The increases were mitigated by lower revenue from transition services and patent licensing, both related to our eInvoicing solution, and from seasonally lower activity in the lien registration area. The transition services contract with epost ended in the current quarter. No significant revenue from this contract is expected in the future.

EBITDA[1] summary for the quarter

Three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, in millions of Canadian dollars:

	Q1 2006	Q4 2005	Q1 2005
Health	4.3	4.6	4.4
Finance	3.2	1.7	1.3
Core	7.5	6.3	5.7
Non-core	0.2	2.2	0.0
EBITDA before:	**7.7**	**8.5**	**5.7**
Contract settlements in Finance	-	-	1.2
Restructuring and other	-	-	-
Total EBITDA	**7.7**	**8.5**	**6.9**

- EBITDA was $7.7 million (19% of revenue), up from $5.7 million (15%) before one-time items generated in the first quarter of 2005, reflecting mainly a higher contribution from Finance operations. Compared to the fourth quarter of 2005, EBITDA decreased from $8.5 million due to the absence of a significant tax provision reversal related to non-core activities present in the fourth quarter 2005, partly offset by a substantially higher contribution from Finance.
- Health EBITDA was $4.3 million (17% of Health revenue) compared to $4.4 million (21%) in the first quarter of 2005 and $4.6 million (19%) in the fourth quarter of 2005. Both variances were mainly due to increased development expenses related to medical and dental claims adjudication and drug information system activities, and an increase in the proportion of general, administrative, and other overhead expenses allocated to the Health segment relative to the Finance segment. These expense increases were nearly offset by the higher contribution generated as a result of organic revenue growth in claims adjudication.
- Finance contributed $3.2 million to EBITDA in the quarter (21% of Finance revenue) compared to $1.3 million (8%) in the first quarter of 2005 and to $1.7 million (11%) in the fourth quarter of 2005. The year-over-year increase reflects the Company's cost containment efforts, the contribution generated from incremental professional services revenue, and a decrease in the proportion of general, administrative, and other overhead expenses allocated to the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of the Company's eInvoicing solution.

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statements of earnings.

- In the sequential quarterly comparison for Finance EBITDA, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, together with higher contributions from webdoxs transition services and from professional fees related to cash management activities were responsible for the significant increase in Finance EBITDA in the quarter.
- Non-core operations ceased as of June 30, 2004. However, in both the first quarter of 2006 and the fourth quarter of 2005, the Company reversed tax provisions that were related to non-core activities.

Financial position at March 31

Cash on hand at quarter-end, including temporary investments, was $128.0 million compared to $136.9 million at December 31, 2005, reflecting disbursements relating to a reduction in accounts payable and accrued liabilities, partly offset by positive cash flow from operations before working capital.

Operating highlights

Renewal of ClaimSecure and Green Shield contracts

The Company renewed its network contracts with ClaimSecure Inc. and Green Shield Canada for pharmacy and dental claims for three years. ClaimSecure and Green Shield use Emergis' extensive network to electronically transport claims from pharmacists and dentists to their respective adjudication systems.

National Bank offers Emergis' Can-Act tax filing and payment service

Emergis' wholly owned subsidiary Can-Act Payment Services Inc., in a five-year agreement with National Bank of Canada, now offers the bank's business clients the ability to electronically and securely file and pay taxes to government departments and agencies in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. These transaction types have been added to transactions with federal and Québec departments and agencies that National Bank already offered its clients.

eInvoicing license

The Company entered into two new agreements to license its eInvoicing technology patent, to Nuvox Communications and Midwest Energy, Inc., both based in the U.S.

webdoxs transition services contract ended

Emergis' activities related to the operation of the webdoxs consumer bill presentment solution were transitioned to epost in March 2006. No significant revenue from this activity is expected in the future. Emergis sold its webdoxs operations to epost in July 2004.

Corporate highlights

Normal course issuer bid

During the quarter, the Company repurchased 64,500 shares at $4.90 per share for an aggregate cost of $0.3 million, including expenses, under a normal course issuer bid initiated on March 2, 2006. Total common shares outstanding at March 31, 2006 were 93.3 million.

Second payment received for option arrangement

Emergis' former U.S. Health subsidiary held options to purchase shares in a publicly traded company. While these options remained in the subsidiary when it was sold, the sale agreement included a price adjustment that allowed Emergis to retain the economic benefit associated with the exercise of the options or the purchase of the options by a third party. In this arrangement, Emergis received a cash payment of US$9.0 million in the second quarter of 2005 and a further payment of US$6.3 million in April 2006. The recent payment will be accounted for as a gain on sale and will be included in income from discontinued operations in the Company's financial results for the second quarter 2006.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the first quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The first quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/apr28.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174477#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/apr28.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of April 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally

the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate strategic acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced on-going payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF APRIL 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Emergis

›› › Communiqué de presse

Emergis déclare ses résultats du premier trimestre de 2006

- Total des produits d'exploitation de 40,3 M$, en hausse de 5 % par rapport au T1 2005, les produits en santé en hausse de 16 %
- BAIIA de 7,7 M$ avant les éléments non récurrents, hausse de 35 % par rapport au T1 2005
- Marge BAIIA en finance de 21 %
- BPA des activités poursuivies de 0,04 $

Montréal, le 28 avril 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 31 mars 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Nous sommes très heureux de la solide performance financière de la Société pour ce trimestre, a indiqué François Côté, président et chef de la direction d'Emergis. Nos activités en santé continuent de progresser avec une hausse de 16 % des produits comparativement à l'an dernier. Le BAIIA en santé reflète ce résultat et des coûts de développement plus élevés comme nous investissons dans de nouvelles plates-formes pour générer des sources additionnelles de revenus. Nos activités en finance progressent très bien également avec une hausse des produits par rapport au quatrième trimestre de 2005 et une amélioration continue du BAIIA. »

Le bénéfice net lié aux activités poursuivies est de 3,7 M$ ou 0,04 $ par action comparativement à une perte nette de (3,9) M$ ou (0,04) $ par action au premier trimestre de 2005. La hausse est attribuable surtout à l'absence d'une perte de change présente en 2005 et à la meilleure performance opérationnelle de la Société. Le chiffre correspondant au quatrième trimestre était 4,8 M$ ou 0,05 $ par action, ce qui incluait l'effet bénéfique d'une contrepassation de certaines charges d'impôts liées à des activités secondaires de 2,2 M$ ou 0,02 $ par action. Une contrepassation similaire, au montant de 0,2 M$ ou 0,00 $ par action, est déclarée pour le trimestre courant. Si on exclut les contrepassations de charges, le bénéfice net lié aux activités poursuivies du premier trimestre de 2006 atteint 3,5 M$ ou 0,04 $ par action comparativement à 2,6 M$ ou 0,03 $ par action au quatrième trimestre de 2005.

Le bénéfice net déclaré est de 3,7 M$ ou 0,04 $ par action comparativement à une perte nette de (5,7) M$ ou (0,06) $ par action au premier trimestre de 2005 et à un bénéfice net de 6,9 M$ ou 0,07 $ par action au quatrième trimestre de 2005. Pour le trimestre courant, il n'y a pas d'apport au bénéfice net déclaré pour des activités abandonnées.

Relevé des produits d'exploitation du trimestre

Périodes de trois mois terminées les 31 mars 2006, 31 décembre 2005 et 31 mars 2005 en millions de dollars canadiens :

	T1 2006	T4 2005	T1 2005
Santé	24,9	24,7	21,4
Finance	15,4	15,0	17,1
Total des produits	**40,3**	**39,7**	**38,5**

- Les produits d'exploitation du trimestre sont de 40,3 M$ comparativement à 38,5 M$ au premier trimestre de 2005 et à 39,7 M$ au quatrième trimestre de 2005. Dans une comparaison sur 12 mois, la croissance des activités en santé a été en partie contrebalancée par les produits en finance moins élevés. Les deux segments ont contribué à la croissance dans une comparaison avec le trimestre précédent.
- Les produits d'exploitation en santé ont augmenté de 16 % sur 12 mois en raison d'acquisitions dans le secteur du transport de demandes de règlement et des systèmes de gestion de pharmacie, et à la croissance organique principalement des activités d'adjudication de demandes de règlement. Ces hausses ont été en partie contrebalancées par le non-renouvellement d'un contrat de transport de demandes de règlement.
- Sur une base trimestrielle séquentielle, la hausse des produits en santé est attribuable surtout à un apport plus élevé des honoraires professionnels et à la croissance organique de l'adjudication de demandes de règlement, en partie contrebalancée par le non-renouvellement du contrat de transport de demandes de règlement.
- Comparativement au premier trimestre de 2005, les produits en finance ont diminué en raison surtout de la réduction progressive des activités commerciales de facturation en ligne de la Société. Le déclin a été contrebalancé en partie par des produits plus élevés d'honoraires professionnels dans le secteur de la gestion de la trésorerie.
- Les produits en finance sont en hausse par rapport au quatrième trimestre de 2005 en raison surtout des produits plus élevés liés à un contrat de services de transition avec postel pour la gestion de son service de présentation de factures webdoxs, et à des honoraires professionnels en gestion de la trésorerie plus élevés. Les hausses ont été atténuées par des produits plus faibles pour des services de transition et des licences de brevet, qui sont tous deux liés à notre solution de facturation en ligne, et par des activités au ralenti en cette saison dans le secteur de l'enregistrement de garanties mobilières. Le contrat de services de transition avec postel a pris fin au cours du trimestre. Aucuns produits supplémentaires importants liés à ce contrat ne sont attendus à l'avenir.

Relevé du BAIIA[1] du trimestre

Périodes de trois mois terminées les 31 mars 2006, 31 décembre 2005 et 31 mars 2005, en millions de dollars canadiens :

	T1 2006	T4 2005	T1 2005
Santé	4,3	4,6	4,4
Finance	3,2	1,7	1,3
De base	7,5	6,3	5,7
Secondaires	0,2	2,2	0,0
BAIIA avant :	**7,7**	**8,5**	**5,7**
Règlements de contrats en finance	-	-	1,2
Frais de restructuration et autres frais	-	-	-
Total du BAIIA	**7,7**	**8,5**	**6,9**

- Le BAIIA est de 7,7 M$ (19 % des produits), en hausse par rapport à 5,7 M$ (15 %) avant les éléments non récurrents générés au premier trimestre de 2005, reflétant un apport plus élevé des activités en finance. Comparativement au quatrième trimestre de 2005, le BAIIA est en baisse par rapport à 8,5 M$, en raison de l'absence d'une contrepassation importante de charges d'impôts liée à des activités secondaires qui était présente au quatrième trimestre de 2005 et qui a été en partie contrebalancée par un apport substantiellement plus élevé des activités en finance.
- Le BAIIA en santé est de 4,3 M$ (17 % des produits en santé) comparativement à 4,4 M$ (21 %) au premier trimestre de 2005 et à 4,6 M$ (19 %) au quatrième trimestre de 2005. Les deux écarts sont attribuables surtout à la hausse des dépenses en développement lié à l'adjudication de demandes de règlement de soins médicaux et dentaires et aux systèmes d'information sur les médicaments, ainsi qu'à une hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance. Ces hausses de dépenses ont été à peu près contrebalancées par une contribution plus élevée générée par suite de la croissance organique des produits dans le secteur de l'adjudication de demandes de règlement.
- Le segment Finance a contribué 3,2 M$ au BAIIA (21 % des produits en finance) comparativement à 1,3 M$ (8 %) au premier trimestre de 2005 et à 1,7 M$ (11 %) au quatrième trimestre de 2005. La hausse sur 12 mois reflète les efforts de compression des coûts de la Société, des honoraires professionnels plus élevés et la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé. Cette hausse a été en partie contrebalancée par la perte de contribution résultant de la réduction progressive des activités commerciales de la solution de facturation en ligne de la Société.

[1] Le BAIIA utilisé dans le présent communiqué de presse n'a pas de définition normalisée selon les principes comptables généralement reconnus du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés ouvertes. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change, les autres produits ou charges ainsi que les impôts sur les bénéfices. Aucune conciliation n'est fournie dans les états financiers consolidés intermédiaires. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice (perte) avant les éléments suivants » des états des résultats consolidés.

- Dans une comparaison trimestrielle séquentielle du BAIIA en finance, une baisse de la proportion des dépenses générales, administratives et des frais généraux affectée à notre segment Finance par rapport à notre segment Santé, jumelée à des contributions plus élevés des services de transition webdoxs et des honoraires professionnels liés aux activités de gestion de la trésorerie ont entraîné la hausse appréciable du BAIIA en finance.
- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, tant au premier trimestre de 2006 qu'au quatrième trimestre de 2005, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

Situation financière au 31 mars

L'encaisse à la fin du trimestre, si on inclut les placements temporaires, était de 128,0 M$ comparativement à 136,9 M$ au 31 décembre 2005, reflétant des décaissements liés à la réduction des comptes créditeurs et des charges à payer, ce qui a été en partie contrebalancé par un flux positif de trésorerie lié à l'exploitation avant le fonds de roulement.

Faits saillants de l'exploitation

<u>Renouvellement des contrats avec ClaimSecure et Green Shield</u>
La Société a renouvelé ses contrats de réseau avec ClaimSecure Inc. et Green Shield Canada pour les demandes de règlement de médicaments et de soins dentaires pour une période de trois ans. ClaimSecure et Green Shield utilisent le vaste réseau d'Emergis pour le transport électronique des demandes de règlement émanant des pharmaciens et des dentistes vers leurs systèmes d'adjudication respectifs.

<u>Banque Nationale offre le service de déclaration et de paiement d'impôts en ligne de Can-Act</u>
Dans le cadre d'une entente de cinq ans avec la Banque Nationale du Canada, la filiale en propriété exclusive d'Emergis, Can-Act Payment Services Inc., offre maintenant aux clients d'affaires de la banque la capacité de déclarer et de payer leurs impôts par voie électronique en toute sécurité aux ministères et aux agences gouvernementales de la Colombie-Britannique, d'Alberta, de Saskatchewan, d'Ontario et de Nouvelle-Écosse. Ces types de transaction ont été ajoutés aux transactions avec les ministères fédéraux et québécois que la Banque Nationale offrait déjà à ses clients.

<u>Licence de facturation en ligne</u>
La Société a conclu deux nouvelles ententes de licence pour l'utilisation de son brevet technologique de facturation et de paiement en ligne à Nuvox Communications et à Midwest Energy, Inc., toutes deux basées aux États-Unis.

<u>Fin du contrat de services de transition webdoxs</u>
Les activités d'Emergis liées à l'exploitation de la solution de présentation de factures aux consommateurs webdoxs ont été transférées à postel en mars 2006. Aucuns produits supplémentaires importants pour ces activités ne sont attendus à l'avenir. Emergis a vendu ses activités webdoxs à postel en juillet 2004.

Faits saillants de l'entreprise

Offre publique de rachat dans le cours normal des activités

Au cours du trimestre, la Société a racheté 64 500 actions au prix de 4,90 $ par action pour un montant total de 0,3 M$, incluant les frais, en vertu de l'offre publique de rachat dans le cours normal des activités lancée le 2 mars 2006. Le nombre total d'actions en circulation au 31 mars 2006 était de 93,3 millions.

Réception du second paiement relatif à l'accord sur les options

L'ancienne filiale en santé d'Emergis aux États-Unis détenait des options pour acheter un certain nombre de titres d'une société ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente par Emergis, la convention de vente prévoyait un ajustement de prix permettant à Emergis de retenir les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, Emergis a reçu un paiement en espèces de 9,0 M$ US durant le deuxième trimestre de 2005 et un second paiement de 6,3 M$ US en avril 2006. Le second paiement sera comptabilisé comme un gain à la vente et inclus dans les produits liés aux activités abandonnées dans les résultats financiers du deuxième trimestre de 2006 de la Société.

Téléconférence, diffusion web et information financière supplémentaire

La Société tiendra une téléconférence et une diffusion web en direct aujourd'hui à 8 h 30 HE pour discuter de ses résultats financiers du premier trimestre de 2006. Les personnes intéressées à participer sont priées de composer le numéro sans frais 1 866 898-9626 ou le 416 340-2216 à Toronto. Le communiqué de presse du premier trimestre de 2006, les états financiers non vérifiés et notes afférentes, le rapport de gestion ainsi que l'information financière supplémentaire sont affichés sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/news/2006/apr28.asp.

On pourra écouter un enregistrement de la téléconférence pendant deux semaines à compter de 10 h 30 aujourd'hui en composant le numéro sans frais 1 800 408-3053 ou le 416 695-5800 à Toronto, et le code d'accès 3174477#. La version archivée de la diffusion web sera aussi accessible à compter de 10 h 30 aujourd'hui sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/events_calendar/apr28.asp.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à plus du tiers de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 28 avril 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 28 AVRIL 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell 450 928-6856